FINAL TERM SHEET

Filed Pursuant to Rule 433

Dated March 4, 2014

Registration Statement No. 333-176957

Relating to

Preliminary Prospectus Supplement Dated March 4, 2014 to

Prospectus dated September 22, 2011

Pitney Bowes Inc.

4.625% Notes due 2024

Issuer:	Pitney Bowes Inc.

Security:	4.625% Notes due 2024

Size:	$500,000,000 aggregate principal amount

Stated Maturity Date:	March 15, 2024

Coupon:	4.625%

Yield to Maturity:	4.732%

Interest Payment Dates:	15th of every March and September, commencing September 15, 2014

Spread to Benchmark Treasury:	205 basis points

Benchmark Treasury:	2.75% due February 15, 2024

Benchmark Treasury Price / Yield:	100-19; 2.682%

Optional Redemption:	At any time or from time to time, in whole or in part, at a redemption price equal to 100% of the principal amount of the notes being redeemed, plus accrued and unpaid interest, if any, on those notes to the redemption date, plus a make-whole amount, if any, based on the Reinvestment Rate, which is equal to the sum of (i) 0.30% (30 basis points) and (ii) the arithmetic mean of the yields under the heading “Week Ending” published in the most recent Statistical Release under the caption “Treasury Constant Maturities” for the maturity, rounded to the nearest month, corresponding to the remaining life to maturity of those notes or, if no maturity exactly corresponds, yields for the two published maturities most closely corresponding to such maturity shall be calculated as contemplated above and the Reinvestment Rate shall be interpolated or extrapolated from such yields on a straight line basis, rounded in each of such relevant periods to the nearest month.
Notwithstanding the immediately preceding paragraph, at any time or from time to time on or after December 15, 2023, in whole or in part, at a redemption price equal to 100% of the principal amount of the notes being redeemed, plus accrued and unpaid interest, if any, on those notes to the redemption date.

Price to Public:	99.155% of the principal amount, plus accrued interest, if any, from the Settlement Date

Use of Proceeds:	The Issuer intends to use up to the entire net proceeds from the sale of the notes to purchase, in order of priority (subject to the terms and conditions of its tender offer), a portion of its outstanding 5.25% Notes due 2037, 5.75% Notes due 2017, 4.75% Notes due 2016, 4.75% Notes due 2018 and 5.60% Notes due 2018 and to pay related costs and expenses. The Issuer intends to use the remainder of such net proceeds, if any, for general corporate purposes. The aggregate principal amount of debt securities that will be purchased, and the aggregate consideration payable therefor, cannot be determined prior to the settlement dates of the tender offer for such debt securities, which are currently anticipated to be March 18, 2014 and April 1, 2014.

Trade Date:	March 4, 2014

Settlement Date:	March 13, 2014 (T+7)

Joint Book-Running Managers:	Goldman, Sachs & Co.
J.P. Morgan Securities LLC
RBS Securities Inc.
HSBC Securities (USA) Inc.

Co-Managers:	BNY Mellon Capital Markets, LLC
Citigroup Global Markets Inc.
Mitsubishi UFJ Securities (USA), Inc.
Santander Investment Security Inc.
The Governor and Company of the Bank of Ireland
(The Governor and Company of the Bank of Ireland will not effect any offers or sales of any notes in the United States unless it is through one or more U.S. registered broker-dealers as permitted by the regulations of FINRA.)

U.S. Bancorp Investments, Inc.

Day Count Convention:	30/360, unadjusted

CUSIP:	724479AJ9

ISIN:	US724479AJ97

Expected Ratings (Moody’s/S&P):	Baa2 (Stable)/BBB (Stable)

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The Issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents the Issuer has filed with the Securities and Exchange Commission for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the Securities and Exchange Commission website at www.sec.gov. Alternatively, the Issuer, any Underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Goldman, Sachs & Co. toll free at 1-866-471-2526, J.P. Morgan Securities LLC collect at 1-212-834-4533, RBS Securities Inc. toll free at 1-866-884-2071, or Investor Relations of the Issuer collect at 1-203-351-6349.